

October 10, 2013

Via E-mail
Mr. Michael Fosnaugh
Vista Equity Partners Fund IV, L.P.
401 Congress Avenue, Suite 3100
Austin, Texas 78701

> **Re:** **Greenway Medical Technologies, Inc.**
> **Schedule TO-T filed by Crestview Acquisition Corp., VCG Holdings, LLC,**
> **Vista Equity Partners Fund IV, L.P., and Vitera Healthcare Solutions, LLC**
> **Filed on October 4, 2013**
> **File No. 005-86773**

Dear Mr. Fosnaugh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Merger Agreement, page 33

1. We note disclosure to the effect that the merger agreement has been provided solely to inform investors of its terms; that the representations, warranties and covenants contained in the merger agreement were made only for the purposes of the agreement and were made solely for the benefit of the parties; and that the company's stockholders and other investors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Certain Conditions of the Offer, page 56

2.   We note disclosure in the first paragraph of this section to the effect that the offer may be terminated upon termination of the merger agreement. Please clarify that this is the case only on or prior to any scheduled expiration date. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer

3.   Please disclose the specific representations and warranties referred to in the second and third bullet points.

Schedule I – Directors and Executive Officers of Parent, Purchaser and Vitera, page 60

4.   Vista Equity Partners Fund IV, L.P. is a filing person, but does not appear to be addressed on Schedule I or in Section 8. Please advise, or revise this disclosure.

5.   Please include starting and ending dates for all entries in this section, and ensure that full five year employment histories are provided in each case. See Item 1003(c)(2) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
   Daniel E. Wolf, Esq.
   Kirkland & Ellis LLP